Pricing supplement To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 2-I dated April 15, 2016	Registration Statement Nos. 333-209682 and 333-209682-01 Dated April 21, 2017 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$4,245,000 Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due April 26, 2019 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek capped exposure to any appreciation of an equally weighted basket of four currencies relative to the U.S. dollar from the Starting Basket Level to the Ending Basket Level. Accordingly, the notes are designed for investors who believe that the basket of four currencies will strengthen relative to the U.S. dollar from the Pricing Date to the Observation Date.
•	Investors should be willing to forgo interest payments, while seeking payment of their principal in full at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Basket:	An equally weighted basket of four currencies (each, a “Reference Currency” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. dollar (the “Base Currency”)
Reference Currencies:	The following table sets forth the Reference Currencies, the Starting Spot Rate† and the Reference Currency Weight for each Reference Currency:
	Reference Currency	Starting Spot Rate†	Reference Currency Weight
	Indian rupee (INR)	64.5701	25%
	Indonesian rupiah (IDR)	13,320	25%
	New Taiwan dollar (TWD)	30.3360	25%
	Offshore Chinese renminbi (CNH)	6.8797	25%
† With respect to each Reference Currency, the Starting Spot Rate is expressed as a number of units of that Reference Currency per one U.S. dollar and is the Spot Rate of that Reference Currency on the Pricing Date, determined as specified under “Additional Key Terms — Spot Rate” in this pricing supplement
Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero and will not be greater than the effective cap of $1,400 per $1,000 principal amount note.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal $1,000 × the Basket Return × the Participation Rate, provided that the Additional Amount will not be less than zero or greater than the effective cap of $1,400 per $1,000 principal amount note.
Participation Rate:	140%
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the Pricing Date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:

The Basket Closing Level on the Observation Date will be calculated as follows:

100 × [1 + (INR Return × 25%) + (IDR Return × 25%) + (TWD Return × 25%) + (CNH Return × 25%)]

The INR Return, IDR Return, TWD Return and CNH Return are the Reference Currency Returns of the Indian rupee, the Indonesian rupiah, the New Taiwan dollar and the offshore Chinese renminbi, respectively.

Reference Currency Return:

With respect to each Reference Currency, the Reference Currency Return is calculated as follows:

Starting Spot Rate – Ending Spot Rate

                 Starting Spot Rate

This formula effectively limits the contribution of each Reference Currency to a 100% return but does not limit any negative contribution of any Reference Currency.

See “How Does the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

Ending Spot Rate:	With respect to each Reference Currency, the Spot Rate of that Reference Currency on the Observation Date
Pricing Date:	April 21, 2017
Original Issue Date:	On or about April 26, 2017 (Settlement Date)
Observation Date*:	April 23, 2019
Maturity Date*:	April 26, 2019
CUSIP:	46646Q5T8
*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$4,245,000	$42,450	$4,202,550
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $979.50 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                     Product supplement no. 2-I dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012640/crt-dp64829_424b2.pdf

•                     Prospectus supplement and prospectus, each dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the applicable Reference Currency (with respect to the Indian rupee, Mumbai, India; with respect to the Indonesian rupiah, Jakarta, Indonesia; with respect to the New Taiwan dollar, Taipei, Taiwan; and with respect to the offshore Chinese renminbi, Hong Kong) and (b) banking institutions in the City of New York and that principal financial center for that Reference Currency are not otherwise authorized or required by law, regulation or executive order to close, each as determined by the calculation agent.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of units of the applicable Reference Currency per one U.S. dollar and is equal to the Reference Currency per one U.S. dollar exchange rate as reported by Thomson Reuters Corporation (“Reuters”) on the page set forth in the table below (or any successor page) at the applicable time set forth in the table below on that day.
Reference Currency	Reuters Page and Applicable Time
Indian rupee (INR)	RBIB, at approximately 12:30 p.m., Mumbai time
Indonesian rupiah (IDR)	JISDOR=, at approximately 10:00 a.m. Jakarta time
New Taiwan dollar (TWD)	TAIFX1-NDF, at approximately 11:15 a.m., Taipei time
Offshore Chinese renminbi (CNH)	CNHFIX, at approximately 11:15 a.m. Hong Kong time

How Do Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency. With expect to each Reference Currency, the Spot Rate is expressed as a number of units of the applicable Reference Currency per one U.S. dollar.

•	As a result, a decrease in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the relevant Reference Currency has appreciated / strengthened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate. This means that one unit of the applicable Reference Currency could purchase more U.S. dollars on the Observation Date than it could on the Pricing Date. Viewed another way, it would take fewer units of the applicable Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the Pricing Date.
•	Conversely, an increase in the Spot Rate from the Starting Spot Rate to the Ending Spot Rate means that the relevant Reference Currency has depreciated / weakened relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate. This means that it would take more units of the relevant Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the Pricing Date. Viewed another way, one unit of the relevant Reference Currency could purchase fewer U.S. dollars on the Observation Date than it could on the Pricing Date.

How Does the Reference Currency Return Formula Work?

Each Reference Currency Return reflects the return of the applicable Reference Currency relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While each Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	PS- 1

the return of a Reference Currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of a Reference Currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into that Reference Currency at the Starting Spot Rate on the Pricing Date and then, on the Observation Date, converting back into U.S. dollars at the applicable Ending Spot Rate. In this pricing supplement, we refer to the return of a Reference Currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return increases, and the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Starting Spot Rate of 65 for the Indian rupee relative to the U.S. dollar.

•	Example 1: The Indian rupee strengthens from the Starting Spot Rate of 65 to an Ending Spot Rate of 58.50.

The Reference Currency Return is equal to 10.00%, calculated as follows:

(65 – 58.50) / 65 = 10.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be approximately 11.11%.

•	Example 2: The Indian rupee strengthens from the Starting Spot Rate of 65 to an Ending Spot Rate of 0.65.

The Reference Currency Return is equal to 99.00%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows:

(65 – 0.65) / 65 = 99.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, which would not be subject to the effective cap of 100%, the return would be 9,900.00%.

As Examples 1 and 2 above demonstrate, the diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return increases.

•	Example 3: The Indian rupee weakens from the Starting Spot Rate of 65 to an Ending Spot Rate of 71.50.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(65 – 71.50) / 65 = -10.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be approximately -9.09%.

•	Example 4: The Indian rupee weakens from the Starting Spot Rate of 65 to an Ending Spot Rate of 260.

The Reference Currency Return is equal to -300.00%, which demonstrates that there is no limit on the downside for the Reference Currency Return, calculated as follows:

(65 – 260) / 65 = -300.00%

By contrast, if the return on the Indian rupee were determined using a conversion return, the return would be -75.00%.

As Examples 3 and 4 above demonstrate, the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases.

The hypothetical Starting Spot Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

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Selected Purchase Considerations

•	POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., the payment at maturity will be at least $1,000 per $1,000 principal amount note if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are unsecured and unsubordinated obligations of JPMorgan Financial and JPMorgan Chase & Co., payment of any amount on the notes is subject to our and JPMorgan Chase & Co.’s ability to pay our and JPMorgan Chase & Co’s obligations as they become due.
•	CAPPED APPRECIATION POTENTIAL — At maturity, in addition to the principal amount, for each $1,000 principal amount note, you will receive a payment equal to $1,000 × the Basket Return × the Participation Rate of 140%, provided that this payment (the “Additional Amount”) will not be less than zero or greater than the effective cap of 140% of the principal amount. Accordingly, the maximum payment at maturity will not be greater than $2,400 per $1,000 principal amount note. See “How Does the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.
•	EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Basket relative to the U.S. dollar, from the Starting Basket Level to the Ending Basket Level. The Basket derives its value from an equally weighted group of currencies consisting of the Indian rupee, the Indonesian rupiah, the New Taiwan dollar and the offshore Chinese renminbi, each measured relative to the U.S. dollar. The Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside. See “How Does the Reference Currency Return Formula Work?”, “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Notes Treated as Debt Instruments That Have a Term of More than One Year,” in the accompanying product supplement no. 2-I. We intend to treat the notes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, you generally will be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange, and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of original issue discount you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the Additional Amount is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Legislation commonly referred to as “FATCA” will apply to the payment on your notes at maturity, and may also apply to the gross proceeds of a sale or other disposition of a note prior to maturity. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) of a sale or other disposition of a note occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Notes Treated as Debt Instruments That Have a Term of More than One Year”) in the accompanying product supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 1.87%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,037.95. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	PS- 3

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
April 26, 2017 through December 31, 2017…………………………………..	$12.70	$12.70
January 1, 2018 through December 31, 2018…………………………………..	$19.03	$31.73
January 1, 2019 through April 26, 2019…………………………………..	$6.22	$37.95

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “Tax Treatment.”

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Reference Currencies, the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. If the Basket Return is not positive (i.e., the Basket does not appreciate from the Starting Basket Level to the Ending Basket Level), the Additional Amount will be zero. This will be true even if the Basket Return was positive at some time during the term of the notes but depreciates or remains flat from the Starting Basket Level on the Observation Date.
•	YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Reference Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will any Reference Currency Return be greater than 100% and, accordingly, the Basket Return will not be greater than 100%. As a result, because the Participation Rate is 140%, the Additional Amount will not be greater than $1,400 per $1,000 principal amount note, and the payment at maturity will not be greater than $2,400 per $1,000 principal amount note.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In

JPMorgan Structured Investments — Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. dollar	PS- 4

performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Basket, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;

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•	the exchange rates and the volatility of the exchange rates of the Reference Currencies relative to the U.S. dollar;
•	suspension or disruption of market trading in the Reference Currencies and the U.S. dollar;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY APPRECIATION OF THE REFERENCE CURRENCIES AND MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR — Each Reference Currency Return reflects the return of a Reference Currency relative to the U.S. dollar from the Starting Spot Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While each Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of a Reference Currency relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of a Reference Currency relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into that Reference Currency at the Starting Spot Rate on the Pricing Date and then, on the Observation Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return of a Reference Currency relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any appreciation of a Reference Currency relative to the U.S. dollar will be diminished, as compared to a conversion return, while any depreciation of a Reference Currency relative to the U.S. dollar will be magnified, as compared to a conversion return. The diminishing effect on any appreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable decelerating upside leverage, increases as the Reference Currency Return increases. The magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar, which we refer to as an embedded variable downside leverage, increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected conversion returns. See “How Does the Reference Currency Return Formula Work?” in this pricing supplement for more information.

•	MOVEMENTS IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY BE HIGHLY CORRELATED — Because the performance of the Basket is determined by the performances of the Reference Currencies relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to India, Indonesia, Taiwan and China (the “Reference Currency Countries”) and the United States. High correlation of movements in the exchange rates of the Reference Currencies relative to the U.S. dollar during periods of negative returns could have an adverse effect on your return on your investment at maturity. However, the movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not be correlated. See the immediately following risk consideration for more information.
•	CHANGES IN THE VALUES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER — Changes in the values of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when one of the Reference Currencies appreciates relative to the U.S. dollar, one or more of the other Reference Currencies may depreciate relative to the U.S. dollar or may not appreciate as much. Therefore, in calculating the Ending Basket Level, appreciation by one of the Reference Currencies relative to the U.S. dollar may be moderated, or more than offset, by depreciation or lesser appreciation of the other Reference Currencies relative to the U.S. dollar. Because each Reference Currency Return is subject to an embedded maximum return of 100%, with no limit on the downside, and because of the embedded variable decelerating upside leverage and the embedded variable downside leverage, depreciation by one Reference Currency relative to the U.S. dollar may result in an Additional Amount of zero, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar. See “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.
•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested directly in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.
•	THE NOTES ARE LINKED TO “OFFSHORE” CHINESE RENMINBI EXCHANGE RATE RELATIVE TO THE U.S. DOLLAR AND NOT THE “ONSHORE” CHINESE RENMINBI EXCHANGE RATE RELATIVE TO THE U.S. DOLLAR —

The notes are linked to the rate of exchange between the “offshore” Chinese renminbi and the U.S. dollar (the “the USD/CNH exchange rate”) that trades in the interbank market in Hong Kong and is currently deliverable only in Hong Kong. This rate is not the same as the rate of exchange between the “onshore” Chinese renminbi and the U.S. dollar (the “USD/CNY exchange rate”) that trades in, and is currently deliverable only in, China, excluding Hong Kong, Macau and Taiwan. The USD/CNH exchange rate has differed, and will likely continue to

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differ, from the USD/CNY exchange rate. Accordingly, the return on the notes may be less than the potential returns on a note with similar terms linked to CNY. In addition, the offshore Chinese renminbi deliverable in Hong Kong has historically not been as liquid as the onshore Chinese renminbi deliverable in China, excluding Hong Kong, Macau and Taiwan. If the lesser liquidity of the offshore Chinese renminbi vis-a-vis the onshore Chinese renminbi continues, or if the CNH/USD exchange rate ceases to serve as a benchmark for the performance of the offshore Chinese renminbi deliverable in Hong Kong, your return on the notes may be adversely affected.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for those currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Reference Currency Countries, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the Reference Currency Countries and the United States, and between each country or region and its major trading partners;
•	political, civil or military unrest in the Reference Currency Countries and the United States; and
•	the extent of governmental surplus or deficit in the Reference Currency Countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the Reference Currency Countries and the United States, and those of other countries important to international trade and finance.

•	THE VALUES OF ONE OF THE REFERENCE CURRENCIES MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Indonesia, one of the Reference Currency Countries, depends heavily on the export of commodities, and the value of the Indonesian rupiah has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of that Reference Currency and, therefore, the value of the notes.
•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of the Reference Currency Countries and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	BECAUSE THE REFERENCE CURRENCIES ARE EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of an equally weighted Basket of four emerging markets currencies, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to the Reference Currency Countries or their respective currencies, may increase volatility or adversely affect the Reference Currency Returns and the value of your notes.
•	EVEN THOUGH THE REFERENCE CURRENCIES AND THE U.S. Dollar TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to

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make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below reflects the Participation Rate of 140%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return × Participation Rate (140%)	Additional Amount				Payment at Maturity	Total Return
180.00	80.00%	112.00%	$1,120.00	+	$1,000.00	=	$2,120.00	112.00%
160.00	60.00%	84.00%	$840.00	+	$1,000.00	=	$1,840.00	84.00%
140.00	40.00%	56.00%	$560.00	+	$1,000.00	=	$1,560.00	56.00%
120.00	20.00%	28.00%	$280.00	+	$1,000.00	=	$1,280.00	28.00%
110.00	10.00%	14.00%	$140.00	+	$1,000.00	=	$1,140.00	14.00%
105.00	5.00%	7.00%	$70.00	+	$1,000.00	=	$1,070.00	7.00%
100.00	0.00%	0.00%	$0.00	+	$1,000.00	=	$1,000.00	0.00%
95.00	-5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00	0.00%
90.00	-10.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00	0.00%
80.00	-20.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00	0.00%
60.00	-40.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00	0.00%
40.00	-60.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00	0.00%
20.00	-80.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00	0.00%
0.00	-100.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00	0.00%
-10.00	-110.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00	0.00%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the total payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return is 20%, the Additional Amount is equal to $280. The investor receives a payment at maturity of $1,280 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 20% × 140%) = $1,280

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket neither increases nor decreases from the Starting Basket Level of 100.

Because the Ending Basket Level of 100 is equal to the Starting Basket Level of 100, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

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What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?

The examples below illustrate hypothetical Basket Returns, assuming a range of performances for the Reference Currencies. The hypothetical Basket Returns set forth below assume Starting Spot Rates of 65.00, 13,320.00, 30.00 and 7.00 for the Indian rupee, the Indonesian rupiah, the New Taiwan dollar and the offshore Chinese renminbi, respectively, relative to the U.S. dollar. The Basket Returns set forth below are for illustrative purposes only and may not be the actual Basket Returns applicable to the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Indian rupee	25%	65.00	52.00	20.00%
Indonesian rupiah	25%	13,320.00	11,988.00	10.00%
New Taiwan dollar	25%	30.00	24.00	20.00%
Offshore Chinese renminbi	25%	7.00	6.30	10.00%
		Basket Return:		15.00%

In this example, each of the Reference Currencies appreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each Reference Currency relative to the U.S. dollar of 20%, 10%, 20% and 10%. Accordingly, the Basket Return is 15%.

Example 2

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Indian rupee	25%	65.00	78.00	-20.00%
Indonesian rupiah	25%	13,320.00	14,652.00	-10.00%
New Taiwan dollar	25%	30.00	36.00	-20.00%
Offshore Chinese renminbi	25%	7.00	7.70	-10.00%
		Basket Return:		-15.00%

In this example, each of the Reference Currencies depreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each Reference Currency relative to the U.S. dollar of -20%, -10%, -20% and -10%. Accordingly, the Basket Return is -15%.

Example 3

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Indian rupee	25%	65.00	0.65	99.00%
Indonesian rupiah	25%	13,320.00	133.20	99.00%
New Taiwan dollar	25%	30.00	180.00	-500.00%
Offshore Chinese renminbi	25%	7.00	0.07	99.00%
		Basket Return:		-50.75%

In this example, the Indian rupee, the Indonesian rupiah and the offshore Chinese renminbi each appreciated in value relative to the U.S. dollar, resulting in Reference Currency Returns for each of those Reference Currencies of 99%, and the New Taiwan dollar depreciated in value relative to the U.S. dollar, resulting in a Reference Currency Return for the New Taiwan dollar of -500%. Accordingly, the Basket Return is -50.75%. This example demonstrates that (a) no Reference Currency Return will be greater than 100% and (b) depreciation by one Reference Currency relative to the U.S. dollar can result in an Additional Amount of zero, even when the other Reference Currencies appreciate significantly relative to the U.S. dollar.

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Historical Information

The graph below shows the weekly performance of the Basket from January 6, 2012 through April 21, 2017, assuming that the Starting Basket Level was set equal to 100 on January 6, 2012 and that the exchange rates (as described below) of each Reference Currency relative to the U.S. dollar on the relevant dates were the Spot Rates on those dates. The exchange rates and the historical weekly Basket performance data in this graph were determined using the rates reported by the Bloomberg Professional® service (“Bloomberg”) and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the U.S. dollar that would be derived from the applicable Reuters pages.

The four graphs below show the historical weekly performance of each Reference Currency relative to the U.S. dollar, expressed in terms of the conventional market quotation (i.e., the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, which, in each case, we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg, from January 6, 2012 through April 21, 2017. The following table sets forth for each Reference Currency relative to the U.S. dollar (a) the exchange rates, based on data from Bloomberg, and (b) the Spot Rates, calculated in the manner set forth under “Additional Key Terms — Spot Rates” on page PS-2 of this pricing supplement, on April 21, 2017.

Reference Currency	Exchange Rate	Spot Rate
Indian rupee (INR)	64.6125	64.5701
Indonesian rupiah (IDR)	13,322	13,320
New Taiwan dollar (TWD)	30.342	30.3360
Offshore Chinese renminbi (CNH)	6.8892	6.8797

The exchange rates above and displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Currency Returns. The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies strengthen against the U.S. dollar.

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We obtained the data needed to construct the graph that displays the weekly performance of the Basket and the Reference Currencies from Bloomberg, without independent verification, and we obtained the Spot Rates from Reuters Group PLC, without independent verification. The historical performance of each Reference Currency relative to the U.S. dollar and the Basket should not be taken as indications of future performance, and no assurance can be given as to the

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Spot Rate of any of the Reference Currencies on the Observation Date. There can be no assurance that the performance of the Basket will result in a positive return on the notes at maturity.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?”, “Hypothetical Examples of Amount Payable at Maturity” and “What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to the Reference Currencies Versus the U.S. Dollar” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware

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Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.

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